News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 29, 2025

Seabridge Files Responses to Petitions

Challenging KSM's Substantially Started Designation

Toronto, Canada … Seabridge Gold Inc. ("Seabridge" or the "Company") reported today it has filed its responses in BC Supreme Court to petitions challenging the Environmental Assessment Office's ("EAO") decision granting Seabridge Gold's KSM project Substantially Started ("SS") Designation. On July 29, 2024, the EAO determined that Seabridge's KSM project had been substantially started, ensuring that the project's Environmental Assessment Certificate is no longer subject to expiry.

Our submissions further strengthen and broaden the Responses that had been filed by the BC Government in late April 2025, detailing the extent of our engagement with the petitioners in support of our SS application and the previously granted Provincial, Federal, and Nisga'a environmental approvals.  Seabridge's extensive engagement with the TSKLH and the funding support we have provided to the TSKLH (one of the petitioners) was initiated in 2007 and has continued to be available ever since, including during the period of review of our application for an SS determination. The TSKLH have been included in all reviews of Seabridge's regulatory applications and participated to the extent they decided warranted, with funding support, contrary to their assertions. Our responses also support BC's position on why granting the SS Designation was not unreasonable. The Petitions, the Responses from Seabridge and the BC Government and our related news releases can be found here. The parties have scheduled the period from September 22 to September 29, 2025 for the court hearing.

Seabridge CEO Rudi Fronk stated "our team's engagement and work in support of advancing KSM has been exemplary, especially while striving to achieve the SS determination.  I am confident that our Responses, and those of the BC Government, provide strong support that the EAO's decision to grant the SS Designation was indeed procedurally fair and not unreasonable. Resolving this issue will facilitate the next steps in project development beyond this year's extensive work schedule. While this legal process continues, the SS Designation remains in effect."

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com